Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Fiscal Year
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
Earnings
Income before income taxes	520,113	380,925	496,898	302,532	307,488	282,265	251,069
Fixed charges	101,257	105,205	138,920	83,266	27,590	25,920	24,520
Less: Capitalized interest	(4,060)	(5,074)	(6,715)	(2,318)	(2,554)	(2,639)	(2,885)

Adjusted earnings	617,310	481,056	629,103	383,480	332,524	305,546	272,704

Fixed charges
Interest expense	29,421	32,816	43,383	24,372	6,197	6,864	7,682
Amortization of debt issuance costs	6,420	6,365	8,508	4,084	80	97	265
Interest portion of rent expense	65,416	66,024	87,029	54,810	21,313	18,959	16,573

Total fixed charges	101,257	105,205	138,920	83,266	27,590	25,920	24,520

Ratio of earnings to fixed charges	6.1	4.6	4.5	4.6	12.1	11.8	11.1